Exhibit 99.1

Sun Life Financial completes sale of domestic U.S. annuity business to Delaware Life Holdings

TORONTO, Aug. 2, 2013 /CNW/ - Sun Life Financial Inc. ("the Company") (TSX: SLF) (NYSE: SLF) today announced that it has completed the sale of its domestic U.S. annuity business and certain life insurance businesses to Delaware Life Holdings, LLC, which was announced last December.

Updated information regarding the financial impact of the sale and Sun Life Financial's 2015 financial objectives will be included in the Company's second quarter financial disclosure, which is scheduled to be released after markets close on Wednesday, August 7, 2013.

"The completion of this transformational transaction significantly reduces Sun Life Financial's risk profile and earnings volatility," said Dean Connor, President and CEO. "Our U.S. operations are now focused on our successful employee benefits business and our voluntary benefits business, which have achieved substantial growth during the past two years. We are also continuing to support growth in MFS Investment Management, our highly successful U.S.-based asset manager, which has more than US$350 billion of assets under management globally."

"We are pleased to transfer this business to a buyer who is committed to customers and the approximately 500 outstanding employees who will continue to support them," he said.

The transaction includes the sale of 100% of the shares of Sun Life Assurance Company of Canada (U.S.), which includes Sun Life Financial's domestic U.S. variable annuity, fixed annuity and fixed index annuity products, corporate and bank-owned life insurance products and variable life insurance products.

About Sun Life Financial

Sun Life Financial is a leading international financial services organization providing a diverse range of protection and wealth accumulation products and services to individuals and corporate customers. Sun Life Financial and its partners have operations in key markets worldwide, including Canada, the United States, the United Kingdom, Ireland, Hong Kong, the Philippines, Japan, Indonesia, India, China, Australia, Singapore, Vietnam, Malaysia and Bermuda. As of March 31, 2013 the Sun Life Financial group of companies had total assets under management of $571 billion. For more information please visit www.sunlife.com.

Sun Life Financial Inc. trades on the Toronto (TSX), New York (NYSE) and Philippine (PSE) stock exchanges under the ticker symbol SLF.

Note to Editors: All figures in Canadian dollars, unless otherwise noted.

SOURCE: Sun Life Financial Inc.

%CIK: 0001097362

For further information:

Media Relations Contact:

Frank Switzer
Vice-President
Corporate Communications
Tel: 416-979-4086
frank.switzer@sunlife.com

Investor Relations Contact:

Phil Malek
Vice-President
Investor Relations
Tel: 416-979-4198
investor.relations@sunlife.com

CO: Sun Life Financial Inc.

CNW 10:10e 02-AUG-13